Art 3/6/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 35466

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



02003082



RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HADC Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7101 Executive Centre Drive, Suite 250
(No. and Street)

Brentwood, TN 37027
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Ramsey (615) 376-9995
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McKerley & Noonan, P.C.
(Name — *if individual, state last, first, middle name*)

104 Woodmont Blvd., Suite 410, Nashville, TN 37205
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Ramsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HADC Equities, Inc., as of December, 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Vice President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- NA ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- NA ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- NA ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HADC EQUITIES, INC.

Financial Statements and Schedule

December 31, 2001 and 2000

HADC EQUITIES, INC.

Table of Contents

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of HADC Equities, Inc.

We have audited the statements of financial condition of HADC Equities, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HADC Equities, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

McKerley & Noonan

McKerley & Noonan, P.C.
Nashville, Tennessee
February 21, 2002

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

HADC Equities, Inc.
Statements of Financial Condition
December 31, 2001 and 2000

Assets	**2001**	2000
Cash in Bank	$ 7,657	$ 6,128
Certificate of Deposit	5,000	5,000
Interest Receivable	33	50
Investments – At Costs	46,100	46,100
Other Assets	302	247
Total Assets	$ 59,092	$ 57,525
Liabilities and Stockholder's Equity		
Note Payable – Short Term (Related Party)	$ -	$ 3,000
Accrued Interest	-	204
State Taxes Payable	148	136
Total Liabilities	148	3,340
Stockholder's Equity		
Common Stock of $.01 Par Value, 10,000 shares Authorized and Issued	100	100
Paid-in Capital	56,100	56,100
Retained Earnings	2,744	(2,015)
Total Stockholder's Equity	58,944	54,185
Total Liabilities and Stockholder's Equity	$ 59,092	$ 57,525

See accompanying notes to financial statements.

HADC Equities, Inc.
Statements of Income
Years Ended December 31, 2001 and 2000

	2001	2000
Revenues	**$ 13,000**	$ -
Expenses:		
Operating Expenses	**8,682**	7,035
Operating Income (Loss)	**4,318**	(7,035)
Interest Income	**441**	257
Net Income (Loss)	**$ 4,759**	$ (6,778)

See accompanying notes to financial statements.

HADC Equities, Inc.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2001 and 2000

	Common Stock	Paid - in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 1999	$ 100	$10,300	$ 4,763	$15,163
Capital Contribution	-	45,800	-	45,800
Net Loss	-	-	(6,778)	(6,778)
Balances at December 31, 2000	100	56,100	(2,015)	54,185
Net Income	-	-	4,759	4,759
Balances at December 31, 2001	$ 100	$56,100	$ 2,744	$58,944

See accompanying notes to financial statements.

HADC Equities, Inc.
Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 4,759	$ (6,778)
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:		
(Increase) Decrease in Other Assets	(55)	15
(Increase) Decrease in Interest Receivable	17	14
Increase (Decrease) in Payables	(192)	302
Net Cash Provided (Used) by Operating Activities	4,529	(6,447)
Cash Flows From Financing Activities		
Proceeds from Note Payable	$ -	$ 3,000
Proceeds from Contributed Capital	-	45,800
Payments on Note Payable	(3,000)	-
Net Cash Provided by Financing Activities	(3,000)	48,800
Cash Flows From Investing Activities		
Purchase of Investments	-	(46,100)
Net Cash Provided (Used) by Investing Activities	$ -	$ (46,100)
Cash at Beginning of Year	6,128	9,875
Cash at End of Year	$ 7,657	$ 6,128

See accompanying notes to financial statements.

HADC Equities, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

Note 1 - Organization Purpose

HADC Equities, Inc. (the Company), a Tennessee corporation, was formed for the purpose of providing a vehicle by which Hospital Affiliates Development Corporation (HADC), an affiliate, could offer various syndication services as alternative financing methods to the health care industry. The Company is a syndication broker/dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD).

Note 2 - Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is an S Corporation for federal income tax purposes. Accordingly, earnings or losses and tax credits are passed through to the stockholder of the Company and are included in his personal income tax returns. Therefore, no provision for Federal income taxes has been made for the years ended December 31, 2001 and 2000. Tennessee does not recognize S Corporation status and therefore state franchise and excise taxes have been accrued.

Allowance for Doubtful Accounts
No provision for bad debt is considered necessary as the Company's management feels all receivables are fully collectible.

Note 3 - Investments

The Company purchased 1200 warrants at a cost of $14 a warrant and 300 warrants at a cost of $11 a warrant. Each warrant gives the Company the right to purchase 4 shares of common stock of the Nasdaq Stock Market, Inc. ("Nasdaq"). The Company also bought 2000 shares of Nasdaq Common Stock at $13 a share. Neither the warrants or the common stock have a readily determinable market value. As a result, these investments have been recorded at cost.

HADC Equities, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

Note 4 – Related Party Transactions

The Company shares office space and other overhead expenses with HADC. Shared expenses are paid by HADC and are billed to the Company in the form of a management fee. However, amounts are only payable to the extent actually billed. During 2001 and 2000 HADC allocated no general expenses to the Company. At December 31, 2001 and 2000 there were no amounts due or payable to HADC.

HADC also extended an "On Demand" note to the Company in the amount of $3,000. The note accrued interest at a rate equivalent to prime, adjusted periodically by a consensus of both companies. The note was repaid during 2001 along with interest of $407.

Note 5 - Net Capital Requirements and Regulatory Matters

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that a broker/dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its shareholder until capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2001 and 2000.

At December 31, 2000, the Company had excess net capital of $2,723.

At December 31, 2001, the Company had excess net capital of $7,443.

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT
ON ACCOMPANYING INFORMATION

To the Board of Directors and Shareholder
of HADC Equities, Inc.
Nashville, Tennessee

Our report on our audit of the basic financial statements of HADC Equities, Inc. for the year ended December 31, 2001 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information on pages 9-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McKerley & Noonan

McKerley & Noonan, P.C.
Certified Public Accountants
February 21, 2002

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

HADC Equities, Inc.
December 31, 2001

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The provisions of the aforementioned rule are not applicable to HADC Equities, Inc. because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are to be handled through a clearing agent who deals directly with the Company's customers. HADC Equities, Inc. is therefore exempt under the provisions of Rule 15c3-3 (k)(2)(ii).

HADC Equities, Inc.
Computation of Net Capital and Reconciliation of Capital Under Rule 15c 3-1
December 31, 2001

	Per Audited Financial Statements	Per Focus Report	Differences
Ownership Equity (1)	$ 58,944	$ 59,092	$ (148)
Less: Non Allowable Assets	(46,435)	(46,435)	-
Net Capital Before Haircuts	12,509	12,657	(148)
Haircuts on Securities	(66)	(66)	-
Undue Concentrations	-	-	-
Excess Fidelity Bond Deduction	-	-	-
Net Capital	$ 12,443	$ 12,591	$ (148)

Notes:

(1) Difference due to adjustment for accrual of state franchise taxes.

See accompanying independent auditors' report.

HADC Equities, Inc.
December 31, 2001

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Liabilities	$ 148
Total Aggregate Indebtedness	$ 148
Ratio of Aggregate Indebtedness to Net Capital	1.19%

Computation of Excess Net Capital

Net capital	$ 12,443
Required net capital	5,000
Net capital in excess of required amount	$ 7,443

McKerley & Noonan, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

The Board of Directors
HADC Equities, Inc.

We have audited the financial statements of HADC Equities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 21, 2002. In planning and performing our audit, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the Company's financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons and the recording of differences required by rule 17a-13, (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures tested in the preceding paragraph.

104 WOODMONT BOULEVARD, SUITE 410 • NASHVILLE, TENNESSEE 37205
PHONE: (615) 279-0088 • FAX: (615) 279-9599

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as described above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, The National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17-a5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



McKerley & Noonan, P.C.
Nashville, Tennessee
February 21, 2002